Exhibit 99.3
August 23, 2007
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Ontario Securities Commission (Principal Regulator)
Nova Scotia Securities Commission
The Manitoba Securities Commission
Autorité des Marchés financiers
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Prince Edward Island

Subject	Report Entitled “Report to: Endako Mines, British Columbia Canada — Mine Planning and Reserve Estimate” dated August 2007
Pursuant to Section 8.3 of National Instrument 43-101 Standards for Disclosure for Mineral Projects, this letter is being filed as the consent of Dr. Anoush Ebrahimi, P.Eng., Senior Mining Engineer with Wardrop Engineering Inc., to the public filing of the technical report entitled “Report to: Endako Mines, British Columbia Canada — Mine Planning and Reserve Estimate” dates August 2007.
Dated this 23 day of August 2007
SIGNED

“Original Document, signed and sealed by Anoush Ebrahimi,P.Eng.” Enayat(Anoush) Bozorg Ebrahimi, P.Eng. Senior Mining Engineer Wardrop Engineering Inc.